Amy M. Trombly, Esq.     amy@tromblybusinesslaw.com

February 23, 2007

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549

Attn: Mr. Brian V. McAlllister

Re: FTS Group, Inc.
Item 4.02 Form 8-K/A
Filed December 15, 2006
File No. 0-24829

Dear Mr. McAllister:

I am securities counsel for FTS Group, Inc. (the “Company”). I enclose for filing under the Securities Act of 1933, as amended, an amended Form 8-K, File No. 0-24829, together with certain exhibits thereto (the “Form 8-K”).

The Amendment to the Form 8-K contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated February 5, 2007. Set forth below is the Company’s response to the Staff’s comment.

Form 8-K filed December 15, 2006

Comment 1.
We note your responses to our comments in the letter dated January 4, 2007. After further review and consideration your convertible promissory note does not possess a fixed conversion price. In this regard, we note the debt conversion feature provides holders the right to a reduced conversion price should any subsequent securities be issued at a price less than the stated conversion price. We refer you to paragraph 3.4.D of Exhibit 10.1 in Form 8-K dated January 5, 2006. Further, the note and warrants are detachable as the agreement does not require the convertible note to be paid in full if and when holders exercise the warrants.

Based on these facts you would not qualify for the conventional convertible scope exception in paragraph 4 of EITF 00-19. The debt conversion feature meets the requirements of the paragraph 12 criteria for bifurcation under SFAS No. 133 and the conversion feature and warrants are both required to be evaluated under paragraphs 12 through 32 of EITF 00-19. We also note you were required to obtain shareholder approval to increase the number of authorized and unissued shares to settle the contract as of the year end December 31, 2005 and the three consecutive quarterly reporting periods. Based on this fact, share settlement is not controlled by the company and liability classification is required with changes in fair value reported in earnings at each reporting date. See paragraph 19 of EITF 00-19.

Please review your annual and interim financial statements to reclassify the warrants as liabilities, remeasure the embedded conversion feature and warrants at their fair values and record fair value changes in earnings each reporting period you are required to obtain shareholder approval to settle the contract. Please also include the disclosures required by paragraphs 36 and 37 of APB 20 and an explanatory note on your cover page that clarifies the nature of the accounting change and the changes to your financial position and results of operations.

Response 1.
After a thorough review of all contracts related to the issue of the convertible debt and related warrants, and the relevant accounting guidance on the matter, the Company concurs with the Staff’s position. The debt conversion feature in the convertible note meets the bifurcation requirements under SFAS No. 133. In addition, the warrants issued in connection with this financing deal are detachable from the related debt. Therefore, both the conversion feature and warrants must be evaluated under paragraphs 12-32 of EITF 00-19. As a result of these conclusions, the Company has made the following changes to its previously issued financial statements, as set forth in the following paragraphs.

Regarding initial classification and measurement at December 31, 2005 (financing was finalized 12/29/05), the Company recorded the financing activity in accordance with EITF 00-27 (Application of Issue No. 98-8 to Certain convertible Instruments). The Company applied Paragraph 5, and as such, allocated proceeds among the debt instrument, detachable warrants, and initial incentive shares based on relative fair values. The Company determined the fair value of the warrants at issue using the Black Scholes pricing model and applied the Issue 98-5 model to the amount allocated to the convertible instrument, and calculated an effective conversion price to measure the intrinsic value, if any, of the embedded conversion option. Through this analysis, the Company determined that there was no beneficial conversion feature at the issue date since the fixed conversion price of $0.04 per share exceeded the market price of the stock at issue. The fair value of the warrants is being separated from the note as its own line item on the Balance Sheet titled “Warrant Liability” due to an insufficient number of authorized but unissued shares available to settle full conversion of the warrants. Paragraph 8 of EITF 00-27 explains further that if a contingency exists regarding the conversion price (i.e. reset provision in paragraph 3.4.D of Exhibit 10.1), that the most favorable conversion price that would be in effect at the conversion date, assuming there are no changes to the current circumstances except for the passage of time, should be used to measure the intrinsic value of the embedded conversion feature. Therefore, the Company believes that the $0.04 conversion price is appropriately used to determine the existence of a beneficial conversion feature at the date of issue. The beneficial feature, or lack thereof, will need to be re-evaluated should the reset provision be put in motion. Therefore, for purposes of the December 31, 2005 report, the Company believes that the only required change is to reclassify the warrant liability to its own line, while the amount is currently calculated correctly. In addition, expanded footnote disclosure will be necessary to detail the analysis and measurement of the conversion feature, with no resulting change to the numbers.

For all three interim quarters in 2006, the fair value of the warrants and conversion option are being marked to market via use of the Black Scholes pricing model, with fair value changes reflected in earnings. In addition, the Company will add expanded footnote disclosure detailing the analysis and remeasurement of warrants and conversion option. Finally, the Company will add APB 20 disclosures to explain the nature and financial statement impact of the errors in previous valuation.

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

Regards,

/s/ Amy M. Trombly

Amy M. Trombly
Counsel for FTS Group, Inc.

cc:  FTS Group, Inc.